July 23, 2014

VIA EDGAR

Valerie J. Lithotomos

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Re:	Permal Hedge Strategies Fund I (the “Fund”)

Responses to Comments on Registration Statement on Form N-2

File Nos. 333-177961; 811-22628

Dear Ms. Lithotomos:

On behalf of Permal Hedge Strategies Fund I (the “Fund”), please find the Fund’s Post-Effective Amendment No. 7 (“Amendment No. 7”) to the above referenced registration statement of the Fund originally filed with the Securities and Exchange Commission (the “Commission”) on November 14, 2011, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Registration Statement”), filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to comments received orally from the staff of the Commission (the “Staff”) on July 15, 2014, relating to the Registration Statement. For convenience of reference, summaries of the comments of the Staff have been included herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 7. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 7.

The Fund requests that the Staff provide any further comments to the Fund’s Registration Statement as soon as possible.

Prospectus Cover Page

1.	The Staff requested that the Fund add bullet point disclosure to the cover of the prospectus for each of the Institutional Shares and the Service Shares highlighting the risks associated with investing in a closed-end fund that does not list its shares on an exchange. In response to the Staff’s comment the Fund has revised the cover of the prospectus for each of the Institutional Shares and the Service Shares to include the below disclosure.

“•	There is no public market for the Fund’s Shares and none is expected to develop.

•	The Fund will not list its Shares on a stock exchange or similar market.

•

With very limited exceptions, Shares are not transferable, and liquidity for investments in Shares may be provided only through periodic repurchase offers by the Fund. If a shareholder attempts to transfer Shares in violation of the Fund’s transfer restrictions, the transfer will not be permitted and will be void.

•	You should consider that you may not have access to the money you invest for an indefinite period of time.

•

An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment. See “Repurchases of Shares” and “Transfers of Shares” below.

•	An investment in the Fund’s Shares is not suitable for investors that require liquidity.”

Summary of Fund Expenses

2.	The Staff asked the Fund to confirm that the expense examples included in each of the prospectus for the Institutional Shares and for the Service Shares under the heading Summary of Fund Expenses assume that the fee waiver granted to the Fund by LMPFA will terminate as of December 31, 2015. In response to the Staff’s comment, the Fund confirms that the expense examples included in each of the prospectus for the Institutional Shares and for the Service Shares under the heading Summary of Fund Expenses assume that the fee waiver granted to the Fund by LMPFA will terminate as of December 31, 2015.

Please note that we have included certain changes to Amendment No. 7 other than those in response to the Staff’s comments. In connection with the above-referenced filing, the Fund hereby acknowledges that:

1. The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

3. The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Sarah Cogan (212-455-3575) or Jeremy Barr (212-455-2918) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP